Exhibit 12. 1

Newfield Exploration Company
Computation of Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges Plus Preferred Dividends

	For the Year Ended December 31,
(Dollars in thousands)	2000		2001		2002		2003		2004

Pre-tax income from continuing operations	$183,443		$182,080		$107,975		$331,619		$498,928

Fixed charges:
Interest expense, including debt issue amortization	18,664		28,312		35,020		46,441		31,901
Capitalized interest	5,353		8,891		8,839		15,943		25,784
Interest portion of rent expense	1,067		1,367		1,600		1,333		1,367

Total fixed charges before preferred dividend requirements	25,083		38,570		45,459		63,717		59,052

Preferred dividend requirements	—		—		—		—		—

Total fixed charges and preferred dividend requirements	$25,083		$38,570		$45,459		$63,717		$59,052

Earnings before fixed charges (excludes capitalized interest) and preferred dividends	$203,174		$211,759		$144,595		$379,393		$532,196
Earnings before fixed charges (excludes capitalized interest)	203,174		211,759		144,595		379,393		532,196

Ratio of earnings to fixed charges	8.1	x	5.5	x	3.2	x	6.0	x	9.0	x
Ratio of earnings to fixed charges plus preferred dividends (1)	8.1	x	5.5	x	3.2	x	6.0	x	9.0	x

Fixed charges consist of interest (both expensed and capitalized), distributions on convertible trust preferred securities (which were redeemed in full in June 2003) and an estimated interest component of rent expense.

(1)	No dividends accrued on any outstanding shares of preferred stock during the periods presented.

Exhibit 12.1